

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 12, 2008

Mr. Greg D. Kerley
Executive Vice President and Chief Financial Officer
Southwestern Energy Company
2350 N. Sam Houston Pkwy. E., Suite 125
Houston, TX 77032

> **Re:** **Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A Filed March 27, 2008**
> **Response Letter Dated July 30, 2008**
> **File No. 001-08246**

Dear Mr. Kerley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director